Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

November 2018

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated November 20, 2018, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: November 20, 2018	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Press Release 1
The Hague - November 20, 2018

Aegon UK extends partnership with Atos for administration services

Aegon today announces that its subsidiary in the United Kingdom has strengthened its existing partnership with Atos, signing a 15-year contract to service and administer its Existing Business (non-platform customers). This will further improve customer service for around 1.4 million customers with a multitude of different policy types.

“As the financial services market evolves, it’s important that we continue to provide customers with an excellent service and stability, and help them achieve a lifetime of financial security”, said Adrian Grace, CEO of Aegon UK. “Building on our established and already successful relationship with Atos will give continued momentum to our Existing Business. This is an important step in executing our strategy, and is in the best interest of all our customers, employees and shareholders alike.”

The agreement is initially expected to lead to annual run-rate expense savings for Aegon of approximately GBP 10 million, growing to approximately GBP 30 million over time. Total transition and conversion charges are estimated to amount to approximately GBP 130 million, and are expected to be recorded over the first three years of the agreement.

Since 2016, Atos has successfully serviced and administered Aegon’s 500,000 protection customers in the UK, and has an excellent understanding of Aegon’s business, culture and ways of working. Aegon will continue to be the product provider and will carry out the regulatory responsibility for its Existing Business products, many of which stretch back over 40 years.

The partnership is expected to be effective as of mid-2019. The same teams currently supporting Aegon’s Existing Business will remain in Edinburgh, thereby providing continuity of service. These teams will also benefit from Atos’s ambition to win similar contracts from other providers and develop an Edinburgh-based center of excellence in the administration of life and pensions business.

“We are delighted to deepen our partnership with Aegon with this agreement”, said Adrian Gregory, CEO of Atos UK&I. “We look forward to working with the Aegon team to deliver operational and end-to-end customer service excellence, by blending the existing talent with tailored innovative technologies. This agreement also highlights the increasing footprint and ambition of Atos in providing business transformation expertise to the life and pensions market and the broader financial services sector.”

Aegon will continue the administration and servicing of all platform policies and schemes across Aegon Retirement Choices (ARC), Aegon Platform (previously Cofunds and Investor Portfolio Service), TargetPlan (previously BlackRock), Aegon One Retirement, Retiready and its Institutional platform. These services are on platform and unaffected by this announcement.

Press Release 2
The Hague - November 20, 2018

About Aegon

Aegon’s roots go back almost 200 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

About Atos

Atos is a global leader in digital transformation with 120,000 employees in 73 countries and annual revenue of EUR 13 billion. European number one in Cloud, Cybersecurity and High-Performance Computing, the Group provides end-to-end Orchestrated Hybrid Cloud, Big Data, Business Applications and Digital Workplace solutions through its Digital Transformation Factory, as well as transactional services through Worldline, the European leader in the payment industry. In the UK & Ireland around 10,000 employees deliver business technology solutions for some of the country’s largest public and private sector organisations. With its cutting-edge technologies and industry knowledge, Atos supports the digital transformation of its clients across all business sectors. The Group is the Worldwide Information Technology Partner for the Olympic & Paralympic Games and operates under the brands Atos, Atos Syntel, Unify and Worldline. Atos is listed on the CAC40 Paris stock index.

Contacts

Media relations Dick Schiethart +31 (0) 70 344 8821 gcc@aegon.com	Investor relations Jan Willem Weidema +31 (0) 70 344 8028 ir@aegon.com

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Press Release 3
The Hague - November 20, 2018

Disclaimer

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of an actual or potential break-up of the European monetary union in whole or in part;

•	Consequences of the anticipated exit of the United Kingdom from the European Union and potential consequences of other European Union countries leaving the European Union;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business or both;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives.

This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.